GOLDEN BEAR GOLF, INC.


                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

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                             GOLDEN BEAR GOLF, INC.


                                 INTRODUCTION TO

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION



GENERAL

The following Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 1996 and the Unaudited Pro Forma Consolidated Statements of Operations for the six months ended June 30, 1996 and for the year ended December 31, 1995 reflect adjustments to Golden Bear Golf, Inc.'s ("Golden Bear" or the "Company") historical financial position and results of operations to give effect to the transactions discussed below as if such transactions had been consummated at June 30, 1996 for the balance sheet purposes, or at the beginning of the period presented for income statement purposes.

Golden Bear was formed on June 7, 1996 to enter into an exchange agreement which was consummated on August 1, 1996 upon the closing of an initial public offering of Golden Bear's Class A Common Stock. Parties to the plan of reorganization included, among others, Golden Bear's affiliates, Golden Bear Golf Centers, Inc. ("Golf Centers"), Paragon Golf Construction, Inc. ("Paragon")collectively, the "Companies") and Golden Bear International, Inc. ("GBI"). Pursuant to the exchange agreement, Golden Bear acquired all of the outstanding common stock of the Companies in exchange for an aggregate of 1,668,000 shares of its Class A and Class B Common Stock. In addition, Golden Bear acquired certain assets and assumed certain liabilities of GBI ("GBI Current")in exchange for 1,332,000 shares of Class B Common Stock. The transaction was accounted for on a historical cost basis in a manner similar to a pooling of interests as Golden Bear and the Companies have common stockholders and management.

The pro forma financial statements do not reflect the effect of expected increases in levels of expenses as a result of an upgrade to Golden Bear's management information systems, the addition of accounting personnel to support its growth strategy and increased costs associated with operating the Company as a separate public company. Such increases are not reflected because they are not currently factually determinable or estimable.

The pro forma financial statements have been prepared by Golden Bear based, in part, on the audited financial statements of certain of the businesses acquired and to be acquired as required under the Securities Act, which financial statements are included elsewhere in this report or in other filings of the Company with the Securities and Exchange Commission, and the unaudited financial statements of other businesses acquired, which financial statements are included elsewhere in this report or in other filings of the Company with the Securities and Exchange Commission, and the unaudited financial statements of other businesses acquired which financial statements are, in certain circumstances, not included herein, adjusted where necessary, with respect to pre-acquisition periods, to the basis of accounting used in Golden Bear's historical financial statements. These pro forma financial statements are not intended to be indicative of the results that would have occurred on the dates indicated or which may be realized in the future.

Certain amounts in prior periods' financial statements have been reclassified.

BUSINESSES ACQUIRED

Subsequent to December 31, 1995, the Companies entered into agreements pursuant to which it acquired three golf practice and instruction facilities, two by purchase and the other pursuant to a long-term lease.

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     MCDAIN GOLF CENTER-

On April 15, 1996, Golden Bear entered into a long-term lease agreement with McDain Golf Center of Monroeville, a Pennsylvania limited partnership, for the lease of an existing golf practice and instruction facility in the greater Pittsburgh area and has begun operating the facility as a Golden Bear Golf Center. The lease is for a term of twenty-nine years and calls for annual payments of $325,000 with annual cost of living increases commencing after the fifth year. The Company has been granted an option to purchase the leased premises for $2,000,000 in 2001. The Company has not yet determined whether it will acquire the leased premises pursuant to the option.

For financial statement purposes, the portion of the long-term lease attributable to building and improvements is considered a capital lease as the net present value of the future payments exceeds 90% of the fair value of the properties.

     COOL SPRINGS GOLF CENTER-

On June 17, 1996, the Company purchased an existing golf practice and instruction facility on 40.833 acres of land in Pittsburgh, Pennsylvania, pursuant to purchase and sale agreements with Cool Springs, Inc. and William T. Duckworth. The purchase price for the land and assets was $2.9 million.

     TOM'S RIVER GOLF CENTER-

On August 7, 1996, the Company consummated the acquisition of certain assets utilized in connection with the Tom's River Golf Center (an existing golf practice and instruction facility located in Tom's River, New Jersey) and the lease of the related real property, in accordance with an agreement, dated as of April 26, 1996, among the Company and First Sports Capital Development Associates, Ltd., Inc. The lease is for a term of 20 years and may be extended for two five-year terms. The purchase price for the assets was $1.9 million dollars, paid in cash at the closing. The purchase price for the assets was funded from the Company's working capital.

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

                             GOLDEN BEAR GOLF, INC.


                        UNAUDITED PRO FORMA BALANCE SHEET

                               AS OF JUNE 30, 1996
                                 (IN THOUSANDS)

                                     ASSETS


                                                                   BUSINESS
                                                                   ACQUIRED
                                                                  -------------                         PRO FORMA
                                                                       TOM'S        ACQUISITION            FOR
                                                     ACTUAL            RIVER        ADJUSTMENTS        ACQUISITION
                                                   ----------     --------------   ----------------    ------------
CURRENT ASSETS:
    Cash and cash equivalents                       $      89        $     -          $   -              $       89

    Accounts receivable, net                            6,507              -              -                   6,507
    Costs and estimated earnings in excess
      of billings on uncompleted contracts              1,437              -              -                   1,437
    Prepaid expenses and other current assets             320                 29            (29)(a)             320
                                                    ---------        -----------      ----------          ---------
         Total current assets                           8,353                 29            (29)              8,353

PROPERTY AND EQUIPMENT, net                             4,659              2,285           (385)(b)           6,559

OTHER ASSETS                                            1,119                 36            (36)(a)           1,119

                                                    ---------        -----------      ----------          ---------

         Total assets                               $  14,131        $     2,350      $    (450)          $  16,031
                                                    =========        ===========      ==========          =========
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                                   (Continued)

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

                             GOLDEN BEAR GOLF, INC.



                        UNAUDITED PRO FORMA BALANCE SHEET

                               AS OF JUNE 30, 1996
                                 (IN THOUSANDS)

                                   (CONTINUED)

                      LIABILITIES AND SHAREHOLDERS' EQUITY



                                                                       BUSINESS ACQUIRED
                                                                      ------------------                  PRO FORMA
                                                                            TOM'S          ACQUISITION       FOR
                                                           ACTUAL           RIVER          ADJUSTMENTS    ACQUISITION
                                                        ------------  -----------------  --------------  --------------
CURRENT LIABILITIES:
   Accounts payable                                     $     4,195      $        53      $    (53)(a)     $   4,195
   Accrued expenses                                           1,783              125          (125)(a)         1,783
   Due to stockholder and affiliates                            137              375          (375)(a)           137
   Billings in excess of costs and estimated
     earnings on uncompleted contracts                        1,015                                            1,015
   Deferred revenue                                             923                                              923
   Current portion of long term debt                          2,118               28           (28)(a)         2,118
                                                        -----------      -----------      --------         ---------
         Total current liabilities                           10,171              581          (581)           10,171
                                                        -----------      -----------      --------         ---------
LONG TERM DEBT, net of current portion                                                       1,900 (c)
                                                              1,414              512          (512)(a)         3,313
                                                        -----------      -----------      ---------        ---------

  SHAREHOLDERS' EQUITY:
   Common stock                                                  30                                               30
   Additional paid-in capital                                 5,340            1,354        (1,354)(a)         5,340
   Deficit                                                   (2,824)             (97)           97 (a)        (2,824)
                                                        -----------      -----------      --------         ---------
         Total shareholders' equity                           2,546            1,257        (1,257)            2,546
                                                        -----------      -----------      --------         ---------
         Total liabilities and shareholders' equity     $    14,131      $     2,350      $   (450)        $  15,531
                                                        ===========      ===========      ========         =========
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
                             GOLDEN BEAR GOLF, INC.


                   UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                      (In thousands, except per share data)

                                                                              BUSINESSES ACQUIRED
                                                                     --------------------------------------              PRO FORMA
                                                                              COOL          TOM'S          ACQUISITION      FOR
                                                        ACTUAL    MCDAIN     SPRINGS        RIVER          ADJUSTMENTS  ACQUISITIONS
                                                        ------    ------     -------        -----          -----------  ------------
REVENUES:
   Golf division                                  $  1,518       $   59    $    389      $    165       $    (80)(h)    $    2,051
   Construction division                             7,172           --          --            --              --            7,172
   Marketing division                                4,168           --          --            --              --            4,168
                                                   ----------    -----------    ---------    --------      ---------      --------

                                                    12,858           59         389           165            (80)           13,391
                                                   ----------    -----------    ---------    --------      ---------      --------
OPERATING COSTS AND EXPENSES:
   Construction and shaping costs                    6,049           --          --            --                            6,049
   Operating expenses                                4,523           59         353           113           (110)(h)         4,938
   Compensation expense                              3,000           --          --            --             --             3,000
   Corporate overhead                                1,662           --          --            --             --             1,662
   Depreciation and amortization                       164           17           8            31              5 (e)           225
                                                   ----------      ---------    ---------    --------       ---------     --------
                                                    15,398           76         361           144           (105)           15,874
                                                   ----------      ---------    ---------    --------       ---------     --------
         Operating income (loss)                    (2,540)         (17)         28            21            (25)           (2,483)
OTHER INCOME (EXPENSE)                                                                                      (191)(d)
                                                       (26)          --           1           (15)            15 (f)          (216)
                                                   ----------      ---------    --------    ---------       ---------     ---------
         Income (loss) before foreign and
           pro forma provision for income taxes     (2,566)         (17)         29             6            (151)          (2,699)

ACTUAL AND PRO FORMA TAX PROVISIONS (BENEFITS)          11           --          13            --             (59)(g)          (35)
                                                                    ---------   --------    ---------       ---------     ---------
         Net income (loss)                        $ (2,577)      $  (17)      $  16      $      6       $     (92)          (2,664)
                                                  ===========       =========    =======    =========       ==========    =========
Net income per share                              $   (.86)                                                                   (.89)

Weighted average number of common stock
   and common stock equivalents outstanding          3,000
                                                  ===========                                                                3,000
                                                                                                                           ========
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

                             GOLDEN BEAR GOLF, INC.

                   UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      (In thousands, except per share data)

                                                                        BUSINESSES ACQUIRED
                                                                 ----------------------------------                       PRO FORMA
                                                                                COOL         TOM'S    ACQUISITION            FOR
                                                     ACTUAL        MCDAIN      SPRINGS       RIVER    ADJUSTMENTS       ACQUISITIONS
                                                  -----------    ---------    ---------    --------   -----------       ------------
REVENUES:
   Golf division                                  $     2,298    $     469    $   1,523    $    424   $      (244) (h)  $     4,470
   Construction division                               19,177         -            -           -             -               19,177
   Marketing division                                   7,306         -            -           -             -                7,306
                                                  -----------    ---------    ---------    --------   -----------       -----------
                                                       28,781          469        1,523         424          (244)           30,953
                                                  -----------    ---------    ---------    --------   -----------       -----------
OPERATING COSTS AND EXPENSES:
   Construction and shaping costs                      16,500         -            -           -             -               16,500
   Operating expenses                                   7,327          450        1,397         402          (336) (h)        9,240
   Corporate overhead                                   3,121         -            -           -             -                3,121
   Depreciation and amortization                          233           67           60          72            10  (f)          442
                                                  -----------    ---------    ---------    --------    ----------       -----------
                                                       27,181          517        1,457         474          (326)           29,303
                                                  -----------    ---------    ---------    --------    ----------       -----------

         Operating income (loss)                        1,600          (48)          66         (50)           82             1,650

OTHER INCOME (EXPENSE)                                                                                       (427) (d)
                                                           (1)        (110)          12         (46)          156  (f)         (416)
                                                  -----------    ---------    ---------    --------    ----------       -----------
         Income (loss) before foreign and
           pro forma provision for income taxes         1,599         (158)          78         (96)         (189)            1,234

ACTUAL AND PRO FORMA TAX PROVISIONS                       230          (62)          36         (37)          (74) (g)           93
                                                  -----------    ---------    ---------    --------    ----------       -----------

         Net income (loss)                        $     1,369    $     (96)   $      42    $    (59)   $    (115)       $     1,141
                                                  ===========    =========    =========    ========    ==========       ===========

Net income per share                              $       .46                                                           $       .38
                                                  ===========                                                           ===========
Weighted average number of common stock
   and common stock equivalents outstanding             3,000                                                                 3,000
                                                  ===========                                                           ===========
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                              GOLDEN BEAR GOLF INC

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION


(a) As the acquisition includes only the purchase of certain property and equipment, adjustment has been made to eliminate assets, liabilities and equity which are excluded from the acquisition but which are included in the historical financial statements of the acquired entity.

(b) Represents adjustment to record the purchase of property and equipment from Tom's River for the fair value of the net assets acquired of $1.9 million.

(c) Represents debt assumed to have been incurred in connection with the acquisition of Tom's River. No debt was actually incurred in connection with this acquisition as payment was made in cash. See Note (d).

(d) Represents interest expense on debt resulting from the acquisitions as follows (in thousands):

                                                              SIX MONTHS
                                              YEAR ENDED       ENDED
                                             DECEMBER 31,     JUNE 30,
                          DEBT       RATE        1995          1996
                        --------     ---     ------------     ----------
       McDain           $  1,226      9%      $ 110           $  32
       Tom's River         1,900      9%        171              86
       Nicklaus            1,625      9%        146              73
                        --------              -----           -----
                        $  4,751              $ 427           $ 191
                        ========               =====          =====


(e) Represents amortization expense related to goodwill resulting from the acquisitions as follows (in thousands):


                                                                      SIX MONTHS
                                                   YEAR ENDED           ENDED
                                  AMORTIZATION     DECEMBER 31,        JUNE 30,
                        AMOUNT      PERIOD           1995                1996
                        ------    ------------     -----------        --------

    Cool Springs         $300       30 years       $   10             $   5

(f)   Represents elimination of interest expense on debt of the Acquired
      Business which will not be assumed in the acquisition.

(g) Represents the tax effect of the pro forma adjustments at an effective rate of 39%.

(h) Represents the elimination of revenue and expenses from the operation of Cool Spring's roller skating center which is excluded from the acquisition.


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